FORM 10-C

Securities and Exchange Commission
Washington, DC  20549

Report by issuer of securities quoted on The Nasdaq Stock MarketSM, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  NEW HORIZONS WORLDWIDE, INC.
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICERS:     500 Campus Drive,
                                             Morganville, NJ  07751
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (908) 536-8500
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I.Change in Number of Shares Outstanding

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security
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2.   Number of share outstanding before the change
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3.   Number of shares outstanding after the change
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4.   Effective date of change
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5.   Method of change
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Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
Give brief description of transaction

II.  Change in Name of Issuer

1.   Name prior to change:         Handex Corporation
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2.   Name after change:       New Horizons Worldwide, Inc.
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3.   Effective date of charter amendment changing name:     12/27/96
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4.   Date of shareholder approval of change, if required:        12/20/96
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     January 3, 1997               /s/ John T. St. James
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Date                          Officer's Signature and Title